FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X          Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

JOINT ANNOUNCEMENT

MAJOR TRANSACTION AND INSIDE INFORMATION FOR HANG SENG BANK IN RELATION TO DISPOSAL OF SHARES IN INDUSTRIAL BANK

DISCLOSEABLE TRANSACTION FOR HSBC IN RELATION TO DISPOSAL OF SHARES IN INDUSTRIAL BANK BY HANG SENG BANK

This announcement is made by Hang Seng Bank Limited ("Hang Seng Bank") pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09 and 14.34 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). While this announcement relates to a transaction entered into by Hang Seng Bank, the transaction also triggers an announcement requirement for HSBC Holdings plc ("HSBC") pursuant to Rule 14.34 of the Listing Rules, because Hang Seng Bank is a subsidiary of HSBC and the size of the transaction requires it to be treated as a "discloseable transaction" for HSBC under the Listing Rules.  Accordingly, Hang Seng Bank and HSBC have agreed to release this announcement as a joint announcement.

The Board of Directors of Hang Seng Bank, and the Board of Directors of HSBC, jointly announce that on 12 May 2015, Hang Seng Bank entered into a placing agreement ("Placing Agreement") with Goldman Sachs Gao Hua Securities Company Limited and UBS Securities Co. Limited (together the "Joint Placing Agents") pursuant to which Hang Seng Bank will sell up to 4.99% of the ordinary shares of Industrial Bank Co., Ltd. ("Industrial Bank") to institutional investors procured by the Joint Placing Agents on a best efforts basis ("Placees") (the "Transaction").

As at the date of the Placing Agreement, HSBC indirectly holds 1,188,057,371 shares of, representing approximately 62.14% of the number of shares issued by, Hang Seng Bank.

The Transaction

The Transaction will involve the sale of up to 950,700,000 ordinary shares of Industrial Bank (the "Shares"). The Shares represent approximately 4.99%of the ordinary shares of Industrial Bank. The Shares will be sold to the Placees for a purchase price of RMB17.68 per Share (approximately HK$22.08 per Share) in cash. The purchase price per Share represents a discount of approximately 5.96% to the closing price of Industrial Bank's shares on the Shanghai Stock Exchange ("SSE") on the date of entry into the Placing Agreement.

The Transaction will raise a maximum of approximately RMB16.81 billion (approximately HK$20.99 billion) for Hang Seng Bank, before expenses. The Transaction, together with the Previous Transaction (as defined below), will raise a maximum of approximately RMB29.54 billion (approximately HK$36.78 billion) for Hang Seng Bank, before expenses.

The Placees are institutional investors.  To the best of Hang Seng Bank's directors' knowledge, information and belief, having made all reasonable enquiries, each of the Placees and their ultimate beneficial owners are third parties independent of Hang Seng Bank and the connected persons of Hang Seng Bank. To the best of HSBC's directors' knowledge, information and belief, having made all reasonable enquiries, each of the Placees and their ultimate beneficial owners are third parties independent of HSBC and the connected persons of HSBC.

The Transaction is subject to execution and settlement being effected through the block trade mechanism of the SSE. The Transaction is expected to be effected by way of block trades through the block trade mechanism of the SSE on the day following this announcement, or failing which on the next day on which the block trade mechanism of the SSE is open for the transfer of shares in Industrial Bank, subject to the agreed purchase price falling within the price range permitted by applicable law and regulation on that date. Settlement is expected to occur on the day after the date on which the block trade is effected.

Upon completion of the Transaction and assuming the sale of all the Shares, Hang Seng Bank's remaining shareholding in Industrial Bank will represent approximately 0.88% of the ordinary shares of Industrial Bank.

Listing Rules Implications

Reference is made to the notifiable transaction announcement made by Hang Seng Bank on 10 February 2015 in relation to the sale of approximately 5.00% of the ordinary shares of Industrial Bank by Hang Seng Bank (the "Previous Transaction") (the "Previous Transaction Shares").

As the Previous Transaction and the Transaction have been entered into within the same 12 month period, they have been aggregated and treated as if they were one transaction in accordance with Chapter 14 of the Listing Rules.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of Hang Seng Bank for the Previous Transaction and the Transaction on an aggregated basis exceed 25%, but all such ratios are less than 75%, the Transaction constitutes a major transaction for Hang Seng Bank under the Listing Rules, and is therefore subject to reporting, announcement and shareholders' approval requirements pursuant to Chapter 14 of the Listing Rules. Since no shareholder would be required to abstain from voting if Hang Seng Bank were to convene a general meeting for approving the Transaction, The Hongkong and Shanghai Banking Corporation Limited (a wholly-owned subsidiary of HSBC and the immediate holding company of Hang Seng Bank, holding 1,188,057,371 shares, representing approximately 62.14% of the number of shares in issue, of Hang Seng Bank,  as at the date of the Placing Agreement) has given its written approval to the Transaction and such written approval has been accepted in lieu of holding a general meeting for the approval of the Transaction pursuant to Rule 14.44 of the Listing Rules. Therefore, no general meeting of Hang Seng Bank for the approval of the Transaction will be convened and held. A circular containing, among other things, details of the Transaction and other information, is required under Rule 14.41(a) of the Listing Rules to be despatched to the shareholders of Hang Seng Bank within 15 business days from the date of this announcement. As additional time is needed for Hang Seng Bank to compile the information required for the circular, an application will be made by Hang Seng Bank to the Stock Exchange for a waiver from strict compliance with Rule 14.41(a) of the Listing Rules and extending the deadline for the despatch of the circular to a date on or before 30 June 2015.

Since Hang Seng Bank is an indirectly held subsidiary of HSBC, the Previous Transaction and the Transaction are also treated as transactions of HSBC for the purposes of Chapter 14 of the Listing Rules. As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of HSBC for the Previous Transaction and the Transaction on an aggregated basis exceed 5%, but all such ratios are less than 25%, the Transaction constitutes a discloseable transaction for HSBC under the Listing Rules, and is therefore subject to reporting and announcement requirements pursuant to Chapter 14 of the Listing Rules.

The purchase price per Share was arrived at on an arm's length basis. The Board of Directors of Hang Seng Bank believes the terms of the Transaction are fair and reasonable and in the interests of Hang Seng Bank's shareholders as a whole. The Board of Directors of HSBC believes the terms of the Transaction are fair and reasonable and in the interests of HSBC's shareholders as a whole.

Lock-up Restrictions

Hang Seng Bank has agreed that it will not offer, sell, contract to sell, dispose of, grant any option over or otherwise create any encumbrance over, or enter into any transaction which transfers economic risk over, any remaining shares in Industrial Bank held by it after completion of the Transaction, or engage in other activities which have a similar effect, during the period ending 30 days after the date of the Placing Agreement.

Reasons for the Transaction

Hang Seng Bank and HSBC consider that the Transaction represents an opportunity to realise part of Hang Seng Bank's investment in Industrial Bank, taking into account the current market conditions in the A share market and Hang Seng Bank's long-term strategic objectives, and to strengthen Hang Seng Bank's regulatory capital position and ability to meet future regulatory requirements.  Hang Seng Bank expects to use the net sale proceeds of the Transaction principally to support future business expansion and for other purposes as deemed appropriate by Hang Seng Bank's Board of Directors.  As part of Hang Seng Bank's investment strategy and capital management processes, Hang Seng Bank will regularly review its remaining shareholding in Industrial Bank, taking into account Hang Seng Bank's planned future business growth, regulatory requirements, market conditions and delivery of sustainable long-term value to shareholders.

Financial Information

Hang Seng Bank initially acquired shares in Industrial Bank for RMB1.7 billion (approximately HK$1.6 billion) in 2004 and at that time Hang Seng Bank held a 15.98% stake in Industrial Bank's enlarged capital which was then diluted upon Industrial Bank's listing on the SSE. Hang Seng Bank subsequently acquired further shares in Industrial Bank for RMB2.3 billion (approximately HK$2.6 billion) in 2010 by subscribing to its rights issue. Hang Seng Bank's holding was diluted as a result of a private placement by Industrial Bank in early 2013.  Pursuant to the Previous Transaction Hang Seng Bank sold approximately5.00% of the ordinary shares of Industrial Bank for approximately RMB12.73 billion (approximately HK$15.79 billion). Immediately prior to entering into the Placing Agreement, Hang Seng Bank held approximately 5.87% of the ordinary shares of Industrial Bank. The total gross cash dividends received from Industrial Bank since Hang Seng Bank's investment amount to HK$4.4 billion.

The Shares are currently recorded as available-for-sale financial assets in the financial statements of Hang Seng Bank and its subsidiaries (the "Hang Seng Group"). As at 31 December 2014, the fair value of the Shares was HK$19.62 billion and the fair value of the Shares together with the Previous Transaction Shares was HK$39.28 billion.

It is estimated that the net gain on the sale of the Shares will be approximately HK$7.6 billion (US$1.0 billion)(and approximately HK$10.4 billion (US$1.3 billion) on the sale of the Shares together with the sale of the Previous Transaction Shares), representing the difference between the consideration and the carrying value of such shares as at 31 December 2014 in Hang Seng Bank's, Hang Seng Group's and HSBC's financial statements, together with the reclassification of the related cumulative foreign exchange and revaluation reserve less any tax effect and expenses of the transactions. The net gain will be recognised in the income statements of Hang Seng Bank, the Hang Seng Group and HSBC for the year ending 31 December 2015.

The Transaction, together with the Previous Transaction, is estimated to increase the Hang Seng Group's Common Equity Tier 1 ("CET1"), Tier 1 capital ratio and the total capital ratio by approximately 2.4 percentage points ("pp"), 3.9 pp and 7.4 pp respectively, based on the Hang Seng Group's published financial statements for the year ended 31 December 2014.As at 31 December 2014, Hang Seng Group's CET1 and Tier 1 capital ratios were both 15.6% and the total capital ratio was 15.7%. The Transaction, together with the Previous Transaction, is estimated to increase the Hang Seng Group's Basel III end point basis proforma CET1 capital ratio by 7.5 pp. Hang Seng Group's proforma CET1 capital ratio on a Basel III end point basis ** was 10.5% at 31 December 2014. ** details of the basis of preparation of this estimate can be found on page 98 of the Hang Seng Group's 2014 annual report

For the year ended 31 December 2013, the net profit before tax of Industrial Bank was RMB54,261 million and the net profit after tax was RMB41,211 million based on its published financial statements. For the year ended 31 December 2013, the dividend income received on Hang Seng Bank's investment in Industrial Bank was HK$995 million; the amount attributable to the Shares (being 4.99% of the ordinary shares of Industrial Bank) was HK$457 million before tax and HK$411 million after tax; and the aggregated amount attributable to the Shares together with Previous Transaction Shares (being in aggregate 9.99% of the ordinary shares of Industrial Bank) was HK$915 million before tax and HK$823 million after tax. For the year ended 31 December 2014, the net profit before tax of Industrial Bank was RMB60,598 million and the net profit after tax was RMB47,138 million based on its published financial statements. For the year ended 31 December 2014, the dividend income received on Hang Seng Bank's investment in Industrial Bank was HK$1,190 million; the amount attributable to the Shares (being 4.99% of the ordinary shares of Industrial Bank) was HK$546 million before tax and HK$492 million after tax; and the aggregated amount attributable to the Shares together with the Previous Transaction Shares (being in aggregate 9.99% of the ordinary shares of Industrial Bank) was HK$1,093 million before tax and HK$985 million after tax.

Information on Hang Seng Bank

Hang Seng Bank is principally engaged in commercial and retail banking business and offers a comprehensive range of financial products and services to its customers in Hong Kong, mainland China, Macau and Singapore.

Information on HSBC

HSBC is headquartered in London and serves customers worldwide from over 6,100 offices in 73 countries and territories in Europe, Asia, North and Latin America, the Middle East and North Africa. With assets of US$2,670 billion at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

Information on Industrial Bank

Industrial Bank is principally engaged in commercial and retail banking business in mainland China and is regulated by the China Banking Regulatory Commission.

Information on the Joint Placing Agents

Goldman Sachs Gao Hua Securities Company Limited ("GSGH") is a Sino-foreign securities joint venture established in December 2004 by Goldman Sachs Group, Inc. ("GS"), a leading global investment bank, and Beijing Gao Hua Securities Company Limited, GS' strategic partner in China. Headquartered in Beijing, GSGH offers clients a wide range of investment banking services, including underwriting of various types of securities such as equity, bonds and convertible bonds, financial advisory services on mergers and acquisitions and other related services.

UBS Securities Co. Limited ("UBSS") is a foreign invested securities firm in mainland China with licenses to conduct businesses including securities brokerage, securities investment consultancy, financial advisory related to securities trading and securities investment activities, securities underwriting and sponsoring, securities proprietary trading, securities asset management and distributing financial products.  UBSS was officially registered in December 2006 with a registered capital of RMB1.49 billion. It was established through the restructuring of Beijing Securities. UBSS has five main business groups, being investment banking, equities, fixed income, wealth management, and asset management.

To the best of Hang Seng Bank's directors' knowledge, information and belief, having made all reasonable enquiries, each of GSGH and UBSS and their ultimate beneficial owners are third parties independent of Hang Seng Bank and the connected persons of Hang Seng Bank. To the best of HSBC's directors' knowledge, information and belief, having made all reasonable enquiries, each of GSGH and UBSS and their ultimate beneficial owners are third parties independent of HSBC and the connected persons of HSBC.

As at the date hereof, the Board of Directors of HSBC comprises Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent Non-executive Director

As at the date hereof, the Board of Directors of Hang Seng Bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Mr Nixon L S Chan, Dr Henry K S Cheng*, Ms L Y Chiang*, Mr Andrew H C Fung, Dr Fred Zuliu Hu*, Ms Irene Y L Lee*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Kenneth S Y Ng#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

# Non-executive Directors
* Independent Non-executive Directors

For and on behalf of HSBC Holdings plc Ben J S Mathews Group Company Secretary	For and on behalf of Hang Seng Bank Limited C C Li Company Secretary
HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability.
Registered in England: number 617987

恒生銀行有限公司 Hang Seng Bank Limited Incorporated in Hong Kong with limited liability Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

Hong Kong, 12 May 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                             By:

                                                                                                                                                                             Name: Ben J S Mathews

                                                                                                                                                                              Title: Group Company Secretary

                                                                                                                                                                               Date: 12 May 2015